Exhibit 99.1

Mer Telemanagement Solutions Announces Shareholder Approval of the
Merger with SharpLink and Related Transactions

RA’ANANA, ISRAEL – July 22, 2021 - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL) (“MTS” or the “Company”) today announced that its shareholders voted to approve all of the resolutions included on the agenda of the extraordinary meeting of MTS’s shareholders, held on July 21, 2021, including the proposed merger with SharpLink, Inc. (“SharpLink”), the appointment of a new board of directors for the post-merger company, and other matters related to the merger. U.S.-based SharpLink is pioneering innovative sports betting conversion and engagement technologies that enable sports leagues, fantasy sports sites, and sports media companies to connect fans to relevant and timely betting content sourced from SharpLink’s sportsbook partners.

The resolutions were approved by an overwhelming majority of MTS shareholders, consisting of approximately 99% of the votes cast at the meeting. The Company expects that the merger will be consummated promptly following the fulfillment or waiver of other outstanding conditions to closing, including the receipt of listing approval for the combined entity from The Nasdaq Stock Market.

“We are pleased with the very strong vote of confidence by our shareholders for the transaction with SharpLink. We believe this merger and new direction for the Company has the potential to provide significant value for our shareholders as we rapidly expand our business in the U.S. online sports betting industry. The SharpLink team, led by industry veterans with proven track records of success, has built a pioneering company in this sector that we believe will thrive following access to the public capital markets.  We look forward to closing this transaction in the very near term,” stated Roy Hess, MTS CEO.

About SharpLink

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink’s intelligent sports betting conversion and engagement technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, AI-enabled behavioral modeling and tracking technologies, and by analyzing user’s past and present behaviors, we serve sports fans with personalized betting offers specifically tied to each fan’s favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming sector.  For more information, please visit the SharpLink website at www.sharplink.com.

About Mer Telemanagement Solutions Ltd.

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information, please visit the MTS web site: www.mtsint.com.

Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the fulfillment or waiver of conditions to closing of the merger with SharpLink, the Company’s ability to achieve profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

CONTACT INFORMATION:

Mer Telecommunications Solutions Ltd.
Ofira Bar, CFO
Tel: +972-9-7777-540
Email: ofira.bar@mtsint.com

SharpLink, Inc.
Dodi Handy
Director of Communications
Tel: 407-960-4636
Email: info@sharplink.com